Oakpoint Solutions, LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakpoint Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Ashley Drive, Suite 1130
(No. and Street)

Tampa	Florida	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Coughlin — 212-588-6401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker Johnson & Smith PA
(Name – *if individual, state last, first, middle name*)

500 North Westshore Boulevard, Suite 1000	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Gerard Coughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakpoint Solutions, LLC, as of February 26, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

MICHAEL GEORGE LATIMER
Notary Public - State of Florida
Commission # GG 116080
My Comm. Expires Jun 19, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S


Report of Independent Registered Public Accounting Firm

To the Members
of Oakpoint Solutions, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oakpoint Solutions, LLC (the "Company") as of December 31, 2020, the related statement of income, changes in member's equity, and cash flows for the year then ended, and the related notes and the computation of net capital (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Oakpoint Solutions, LLC's auditor since 2015.
Tampa, Florida
February 26, 2021

1

OAKPOINT SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
 DECEMBER 31, 2020

ASSETS

CASH	$	91,369
ACCOUNTS RECEIVABLE		4,000
DUE FROM AFFILIATE		58,124
MANAGEMENT FEES RECEIVABLE		3,494,505
RIGHT OF USE ASSET		46,050
OTHER ASSETS		26,958
PROPERTY AND EQUIPMENT, NET		27,638
	$	3,748,644

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	19,768
Lease Liability		47,368
Total liabilities		67,136
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		3,681,508
	$	3,748,644

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

REVENUE		
Management and marketing fees	$	1,689,192
EXPENSES		
Salaries		1,035,547
Professional fees		88,269
Travel		68,076
Communications		53,600
Rent		57,565
Office Expenses		10,507
Dues and Subscriptions		9,729
Regulatory Fees		33,211
Other general and administrative		838
Utilities		1,568
Insurance		5,358
Business Licenses and Permits		2,587
Depreciation		12,094
Total expenses		1,378,949
NET INCOME	$	310,243

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

Balance at December 31 ,2019	$ 3,066,265
Net Income	310,243
Member Contributions	305,000
Balance at December 31, 2020	$ 3,681,508

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	310,243
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		12,094
Changes in operating assets and liabilities:		
Accounts Receivable		6,312
Management Fees Receivable		(647,351)
Other assets		(42,280)
Accounts payable and accrued liabilities		(5,176)
Net change in operating leases		127
Total adjustments		(676,274)
Net cash used in operating activities		(366,031)
CASH FLOWS FROM FINANCING ACTIVITY-		
Member contributions		305,000
NET DECREASE IN CASH		(61,031)
CASH - BEGINNING OF YEAR		152,400
CASH - END OF YEAR	$	91,369
Supplemental disclosure of cash flow information-		
Cash paid during the year for interest	$	-

See Accompanying Notes to Financial Statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Oakpoint Solutions, LLC. ("Oakpoint" or the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). It was formed in Florida in January 2014 and began its broker dealer operations on January 23, 2015. The Company conducts activities as a finder and/or placement agent to unaffiliated institutional investment fund managers ("Investment managers") that issue private placement securities exempt from registration with the Securities and Exchange Commission ("SEC"). Fund sales in which the Company engages involve securities not required to be registered with the SEC pursuant to the Securities Act of 1933 and that are offered by Investment managers registered with the SEC pursuant to the Investment Company Act of 1940. The Company is a wholly-owned subsidiary of CKT LLC ("CKT"), a Delaware limited liability company.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Regulatory oversight includes periodic examinations by FINRA and other regulatory bodies to determine whether the Company is conducting operations in accordance with the requirements of these organizations. The Company regularly reports financials to FINRA in accordance with their guidelines.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to prevailing practices within the industry. The following summarizes the more significant of these policies and practices.

Subsequent Events

Management has evaluated events occurring subsequent to the balance sheet date through February 26, 2021 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

(continued)

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED**

Revenue Recognition. The Company's recognizes revenues in accordance with GAAP. The following summarizes the Company's revenue recognition accounting policies:

Management and Marketing Fees. In return for its private placement and marketing services, the Company receives fees on a periodic basis after the private placement transactions close. The fees include (a) a percentage of the management fees received by the Investment managers, a percentage of the performance incentive fees or incentive allocations received by Investment managers ("Management fees") and, in some cases, (b) a retainer fee for marketing services ("Marketing fees"). The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Management fees are recognized as the services are rendered over the contract period. Marketing fees are recognized as services are rendered.

Through the Company's involvement in each private placement transaction, the Company develops models to project revenues expected in the future. The Company reconciles the revenue amounts due to be received with the Investment managers for each fee payment. The Investment managers and their 3rd party administrator provide investment and capital account balance data, as well as performance data to support the management fees due to the Company.

Placement Fees

During 2017, the Company placed approximately $213 million in a private placement transaction. The Company's placement fees were contingent on an 8% return of the fund and payable on May 11, 2021. During 2018, the placement agreement was amended to permit the fund manager to pay advanced payments of the Company's contingent placement fees at a discount rate. During the year ended December 31, 2019, the Company recognized $3.2 million in placement fee income. In 2020 the fund elected to defer payment of the management fee receivable to the earlier of August 31, 2021 or the date the fund is liquidated. Placement fee income is included in management fees on the accompanying statement of income.

(continued)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

The contingent revenue was recognized at the time the fund had achieved an 8% return.   During the year ending December 31, 2020, the Company recognized additional placement fees related to the election to defer payment of $688,500. The Company believes the performance obligation related to the placement fees were satisfied when the private placement transaction closed in 2017, and when the fund elected to defer the payment.

Management Fees Receivable

Management fees receivable are billed based on the terms of the individual contracts with the Company's customers and includes $3.4 million in placement fees. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Management fees receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, an allowance for doubtful accounts was not considered necessary at December 31, 2020.

Cash and Cash Equivalents

The Company considers all cash and highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Property and Equipment

Furniture, fixtures and office equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset.

Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded tax entity for income tax purposes. Accordingly, all taxable income (loss) of the Company is reported by CKT in its tax returns.

(continued)

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2020, the Company's Net Capital was $70,283 which exceeded the requirements by $65,283. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.3 to 1 at December 31, 2020.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 consisted of the following:

Furniture and fixtures	$ 42,558
Office equipment	29,637
	72,195
Less: accumulated depreciation	(44,557)
	$ 27,638

Depreciation expense amounted to $12,094 for the year ended December 31, 2020.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the adoption date of the lease. If the lease does not provide implicit rates, the incremental borrowing rate is used in determining the present value of future payments. Lease agreements that have lease and non-lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

(continued)

NOTE 4.   COMMITMENTS AND CONTINGENCIES, CONTINUED

The operating lease obligation is for location used to conduct operations. The remaining lease term is approximately 5 months, with an option to extend the lease. The components of lease expense and other lease information are as follows (in thousands):

	During the year ended December 31, 2020
Operating Lease Expense Recognized	$ 57,565
Cash paid for amounts included in measurement of lease liability	$ 32,673

	At December 31, 2020
Operating lease right-of-use asset	$ 46,050
Operating lease liability	$ 47,368
Remaining lease term	5 months
Discount term	2.40%

Future minimum lease payments under non-cancellable lease, reconciled to the Company's discounted lease liability are as follows:

	At December 31, 2020
2021	$ 47,655
Total future minimum lease payments	47,655
Less imputed interest	(287)
Total operating lease liability	$ 47,368

(continued)

NOTE 5.   **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with Oakpoint, LLC, a whole owned subsidiary of CKT, as of December 31, 2020. Oakpoint, LLC was required to reimburse the Company for certain administrative, operational and management expenses. At December 31, 2020 the Company had $58,124 in receivables from Oakpoint, LLC related to the expense sharing agreement. During the year ended December 31, 2020 Oakpoint, LLC reimbursed the Company $115,655 in expenses.

SUPPLEMENTAL INFORMATION

OAKPOINT SOLUTIONS, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2020

Total Member's Equity	$	3,681,508
Deductions		
Management fees receivable		3,494,505
Other assets		85,082
Accounts receivable		4,000
Property and equipment, net		27,638
Total deductions		3,611,225
NET CAPITAL		70,283
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR		
6 2/3 percent of AGGREGATE INDEBTEDNESS OF $21,086		5,000
EXCESS NET CAPITAL	$	65,283
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.3 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	21,086

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

OAKPOINT SOLUTIONS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2020

In accordance with the provisions of 17 C.F.R. § 240.15c3-3 based upon footnote 74 of SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff the Company is considered a "Non-Covered Firm" and is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.



Report of Independent Registered Public Accounting Firm on Exemption Report

To the Members
Oakpoint Solutions, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oakpoint Solutions, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R. § 240.15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In the accompanying Exemption report, the Company's management stated that the identified exemption provisions have been met through the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 26, 2021

14

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm



OAKPOINT SOLUTIONS, LLC
EXEMPTION REPORT
DECEMBER 31, 2020

Oakpoint Solutions, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is considered a "Non-Covered Firm" exempt from the provisions of 17 C.F.R § 240.15c3-3, based upon footnote 74 of SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff and the Company met the exemption provisions throughout the period from January 1, 2020 to December 31, 2020 without exception.

Oakpoint Solutions, LLC

Gerard Coughlin
CEO

Date: Feb 26, 2021



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Oakpoint Solutions, LLC
100 South Ashley Drive, Suite 1130
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investment Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the SIPC for the year ended December 31, 2020, which were agreed to by Oakpoint Solutions, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Oakpoint Solutions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Oakpoint Solutions, LLC's management is responsible for Oakpoint Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the statement of operations for the year ended December 31, 2020 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 26, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*27*******1845**********************MIXED AADC 220
69477 FINRA DEC
OAKPOINT SOLUTIONS LLC
100 S ASHLEY DR STE 1130
TAMPA, FL 33602-5320

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,534

B. Less payment made with SIPC-6 filed (**exclude interest**) (979)

July 28, 2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,555

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,555

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,555

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oakpoint Solutions, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of February, 20 21.

Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)

$ 1,689,192

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_____

Total additions

_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_____

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_____

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

_____

Total deductions

_____

2d. SIPC Net Operating Revenues

$ 1,689,192

2e. General Assessment @ .0015

$ 2,534

(to page 1, line 2.A.)

2